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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No.__)*


                            VEREX LABORATORIES, INC.
                         ------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
                         ------------------------------
                         (Title of Class of Securities)


                                   126844 10 9
                                 --------------
                                 (CUSIP Number)


                             Karen L. Liepmann, Esq.
                            Gallagher & Kennedy, P.A.
                            2575 East Camelback Road
                             Phoenix, Arizona 85016
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 March 31, 2000
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
---------------------                                          -----------------
CUSIP NO. 126844 10 9                                          Page 2 of 5 Pages
---------------------                                          -----------------

1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    PR PHARMACEUTICALS, INC.
    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                       (b) [ ]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    OO
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    COLORADO
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     1,345,517
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     0
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       1,345,517
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     0
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,345,517 SHARES OF VEREX COMMON STOCK
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    52.95%
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    CO
    --------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

---------------------                                          -----------------
CUSIP NO. 126844 10 9                                          Page 3 of 5 Pages
---------------------                                          -----------------

ITEM 1. SECURITY AND ISSUER

     This statement relates to the Common Stock of Verex Laboratories, Inc., a Colorado corporation ("Verex"). The address of the principal executive offices of the Verex is 14 Inverness Drive East, D-100, Englewood, Colorado 80112.

ITEM 2. IDENTITY AND BACKGROUND

     This Statement is filed on behalf of PR Pharmaceuticals, Inc. ("PRP"), a Colorado corporation, located at 1512 Webster Court, Fort Collins, Colorado 80524. The principal business of PRP is pharmaceutical delivery systems.

     Following is the Name, Address, principal occupation and citizenship of each of the executive officers, directors and controlling shareholders of PRP (the "Principals"):

NAME               ADDRESS                    PRINCIPAL OCCUPATION   CITIZENSHIP
----               -------                    --------------------   -----------
Steve R. Howe      1512 Webster Court         Employee of PRP            USA
                   Fort Collins, CO 80524

Thomas E. Thomas   1125 Northwood Loop        Employee of PRP            USA
                   Prescott, AZ 86303

Haskell Wright     6415 W. Wetherfield Road   Vetrinarian in             USA
                   Glendale, AZ 85304         Private

Patrick Bols       1512 Webster Court         Employee of PRP            Belgium
                   Fort Collins, CO 80524

Kenneth Deines     1512 Webster Court         Employee of PRP            USA
                   Fort Collins, CO 80524

William Lance      1512 Webster Court         Employee of PRP            USA
                   Fort Collins, CO 80524

Danny Lewis        383 Wynn Wallace Road      Pharmaceutical             USA
                   Hartselle, AL 35640        Consultant

Forrest Mobley     757 Highway 98 East #14    Minister/Reverand          USA
                   Destin, FL 32541

Edward J. Ledder   P.O. Box 410               Retired                    USA
                   Bow, WY 82329

Jon Fossel         187 Mead St.               Retired                    USA
                   Waccabuc, NY 10597

George Meredith    3050 MN World Trade Ctr.   Retired                    USA
                   30 East 7th Street
                   St. Paul, MN 55101

     During the last five years, to the best of PRP's knowledge none of the Principals nor PRP has either (i) been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     PRP purchased the common stock of Verex with newly issued shares of PRP. No cash consideration was paid. Expenses associated with the purchase were paid for from PRP's working capital.

---------------------                                          -----------------
CUSIP NO. 126844 10 9                                          Page 4 of 5 Pages
---------------------                                          -----------------

ITEM 4. PURPOSE OF TRANSACTION

     In March, 2000, PRP entered into an agreement with James M. Dunn, M.D. and Carolyn K. Dunn, Jerry Dunn, Birklea, Ltd. and Glyn Mills (the "Majority Shareholders") whereby the Majority Shareholders transferred an aggregate of 1,345,517 shares of Verex Common Stock to PRP, in exchange for one (1) share of PRP Common Stock for each fifteen (15) shares of Verex Common Stock transferred (the "Purchase Agreement").

     PRP acquired the Verex Common Stock from the Majority Shareholders for investment purposes. With the exception of James M. Dunn, M.D. (and non-shareholder/Director James B. Petre), each of the Majority Shareholders from whom PRP acquired Verex Common Stock, who were Board Members prior to this transaction (Carolyn K. Dunn and Mark Banister), have resigned as an officer and/or director of Verex. Dr. Dunn and Mr. Petre are the sole remaining directors of Verex, and will remain as directors for at least sixty (60) days from the date of the transaction. To fill the vacancies created by the resignations described herein, Dr. Dunn and Mr. Petre have appointed Steve R. Howe and Patrick Bols to serve as directors.

     In the Purchase Agreement, PRP agreed to make a tender offer for the outstanding shares of Verex. The tender offer will be for the exchange of Verex shares for newly issued shares of PRP or for cash at the same exchange ratio as that used in the Purchase Agreement. The expenses of the tender offer will be paid by PRP. This tender offer is anticipated to occur in the next 12 months. After completion of the tender offer, Verex may choose to no longer be a reporting company.

     Other than as described above, PRP does not have any present plans or intentions that would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     Except as described in this Item 5 and in Item 4 and Item 6 hereof, PRP has not effected any transactions in the Shares during the past 60 days.

TABULAR PRESENTATION:

     Aggregate number of Shares of Verex Common Stock
     beneficially owned by PRP:                                       1,345,517

     Percentage of Units:                                                 52.95%

     Number of Units subject to sole voting power:                    1,345,517

     Number of Units subject to shared voting power:                          0

     Number of Units subject to sole dispositive power:               1,345,517

     Number of Units subject to shared dispositive power:                     0

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     None except as described in Item 4 above regarding a tender offer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     Stock Purchase and Subscription Agreement among PRP and James M. Dunn, M.D. and Carolyn K. Dunn, Jerry R. Dunn, James B. Petre, Birklea, Ltd. and Glyn Mills dated March 31, 2000.

---------------------                                          -----------------
CUSIP NO. 126844 10 9                                          Page 4 of 5 Pages
---------------------                                          -----------------

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 10, 2000
      -------------------------------

PR PHARMACEUTICALS, INC.


By: /s/ Steve R. Howe
   ----------------------------------

Print Name: Steve R. Howe
           --------------------------

Title: CEO
      -------------------------------